UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-26648

eXegenics, Inc.
(Exact name of registrant as specified in its charter)

1250 Pittsford-Victor Road

Pittsford, New York 14534

(585) 218-4368
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights
(Titles of each class of securities covered by this Form)

Common Stock, $0.01 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

          Approximate number of holders of record as of the certification or notice date:           None

          Pursuant to the requirements of the Securities Exchange Act of 1934, Brocade Communications Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2007	By:	/s/ John A. Paganelli
John A. Paganelli
Interim Chief Executive Officer